UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2023

Commission File Number:

 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

This Form 6-K/A is being filed by Globus Maritime Limited as an amendment to the Form 6-K (the “Original Form 6-K”) dated August 22, 2023.  The purpose of this Form 6-K/A is to clarify into which registration statements the Original Form 6-K was intended to be incorporated into. There are no changes in the exhibits 99.1, 99.2 & 99.3 on this 6-K/A from the ones filed on August 22, 2023.

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press release dated August 22, 2023: Globus Maritime Announces Annual Meeting of Shareholders

99.2	Proxy Statement for the 2023 Annual Meeting of Shareholders

99.3	Proxy for the 2023 Annual Meeting of Shareholder

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-273249), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2023 AND DECLARED EFFECTIVE ON JULY 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: August 24, 2023